SANDVIK

Our date
2009-02-17
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

09045666

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB acquires Austrian tungsten producer, dated 17 February 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dw 3/26

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

cusip number 800 212 201

SANDVIK

Press Release

Sandvik acquires Austrian tungsten producer

Sandvik has reached an agreement to acquire Wolfram Bergbau- und Hütten-GmbH Nfg. KG (WBH), an Austrian producer and supplier of tungsten products. The acquisition is expected to be completed during the second quarter of 2009, after approval by relevant anti-trust authorities.

WBH operates a refining plant for producing tungsten carbide, including a chemical plant for recycling tungsten material, in St. Martin, Austria, where the headquarter is located. WBH also operates a mine and ore dressing plant in Mittersill, Austria. WBH is active within the tungsten industry since 1975 and offers tungsten carbide and tungsten metal powders. Sandvik is part of WBH's global customer base since many years. WBH's highly qualified R&D-resources have created an outstanding product quality and offering of unique tungsten carbide grades. Tungsten carbide is the primary raw material of cemented carbide, and therefore the acquisition of WBH is of long-term strategic importance for Sandvik.

In 2008, WBH had sales of approximately SEK 1,800 M and 300 employees. WBH will be a separate product area in the business area Sandvik Tooling. WBH will continue to operate independently and develop its business and customer relationships. Burghard Zeiler will continue as managing director.

"This acquisition complements and strengthens our business. WBH will bring know-how, technology and capacity for world class production and recycling of tungsten carbide. It provides us with resources to manage the entire production process, from ore to finished cemented carbide powder. In this way we will be able to further strengthen our raw material supply and develop our business and customer offering," says Anders Thelin, President of Sandvik Tooling.

Sandviken, 17 February 2009

Sandvik Aktiebolag (publ)

For further information, contact Anders Thelin, President of Sandvik Tooling business area, +46 26 26 63 84, or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group has about 50,000 employees and representation in 130 countries, with annual sales during 2008 of SEK 93,000 M.

Sandvik Tooling is a business area within the Sandvik Group and a global market-leading manufacturer of tools and tooling systems for cutting operations as well as of wear parts and superabrasive materials. Annual sales in 2008 were about SEK 26,000 M, with about 17,000 employees. Approximately 4% of sales are invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials, such as diamond, cubic boron nitride and special ceramics.

Wolfram Bergbau- und Hütten-GmbH Nfg. KG (WBH) is a world-leading producer and supplier of tungsten (in forms of ammoniumparatungstate (APT), tungsten metal (W) and tungsten carbide (WC)). The company, which is located in Austria, was established in 1975. Sales in 2008 was approximately SEK 1,800 M and 300 employees. Sandvik is part of WBH's global customer base since many years. The mining as well as refining plant operates according to high safety and environmental standards. WBH holds both an ISO 9001 and an ISO 14001 certificate.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43